Filed pursuant to Rule 425 under the
Securities Act of 1933, as amended, and
deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended.

Filed by:	IMS Health Incorporated
Subject Company:	IMS Health Incorporated
Exchange Act File Number of Subject Company:	001-14049

Talking Points for IMS Managers

•                  Thanks for taking the time to get together with me on such short notice.

•                  By now, I’m sure you’ve read the announcement that we are merging with VNU.

•                  VNU is a global business intelligence company, with a leading market presence in Media Measurement, Marketing Information and trade shows and publications. But you may know them better by their key brands – ACNielsen, Nielsen Media Research, and as publisher of Billboard and Adweek.

•                  I’m going to talk briefly about the rationale for creating our new company, how the merger will be accomplished, and what the new management structure will be.

•                  Then I’ll answer your questions as best I can.

•                  The proposed merger of IMS and VNU will open some exciting new possibilities for growth, greatly expanding our opportunities on a global scale – and that’s a goal that has been the cornerstone of our strategy – and of VNU’s, as well.

•                  From a financial point of view, VNU will purchase all of the outstanding shares of IMS stock – valued at about $7  billion (€5.8 billion euros).

•                  From a strategic point of view, this merger will create a leading global market intelligence company operating in three dynamic industries: healthcare, media and entertainment, and consumer products.

•                  From an operational standpoint, we will be able to apply our complementary strengths, so we can offer even more to clients – more comprehensive data and enhanced analytics.

•                  And we’ll be able to address new audiences in new markets.

Transaction Overview

•                  The decision to join forces was very carefully considered.

•                  Today, we’re working with VNU on projects in Europe, Japan and India. And we work very well as a team because we have a lot in common.

•                  Both of our companies are built on a foundation of data, but both offer clients much more, including the analytics to organize and interpret that data.

•                  And we also bring consulting expertise to the table – our insights and strategic recommendations.

•                  This is a merger of partners that brings together two industry leaders whose competitive edge is our people – their talents, their industry knowledge, their innovative spirit and determination.

•                  So on the basis of what drives each company, and what each brings to market, this merger makes excellent business sense.

•                  In terms of timing, the transaction will require shareholder and regulatory approvals. We anticipate that the process will be completed early next year.

•                  Let’s take a quick look at the size of the new company.

•                  It will have an impressive global presence, with 44,000 employees in 110 countries.

•                  It will generate revenues of over $5.6 billion – €4.7 billion euros.

•                  This merger clearly reflects IMS’s strategic philosophy: during the past four years, we have established a variety of relationships that helped us grow – acquisitions, alliances and partnerships.

•                  Joining forces with VNU may be more dramatic than any move we’ve made before, in terms of size and scope – but not in terms of strategy.

Benefits of the Merger

•                  From a competitive point of view, the new company will be a more powerful player in the marketplace. And each business will contribute to a stronger product and service portfolio.

•                  Our combined companies have a broad wealth of global capabilities. For example: ACNielsen’s expertise in tracking consumer retail purchases can be applied to help IMS clients understand why consumers make decisions, and to forecast the impact of promotional activities.

•                  And Nielsen Media Research conducts the industry’s most complete measurement of TV, radio and print media consumption — including very specific data on content and expenditures by pharmaceutical companies for direct-to-consumer advertising.

•                  Together, we will provide an even broader, deeper, integrated view of marketplace trends that will help our clients make better decisions.

•                  So, from a client point of view, the new company will provide more comprehensive information, new offerings, more powerful insights, and more valuable strategic advice and counsel.

•                  From a shareholder point of view, the new company will have a greater potential for growth in value.

New Top Management Team

•                  The management team for the new company is a strong one, with a proven record of achievement.

•                  Dave Carlucci and Nancy Cooper will join the company’s Executive Board, which has responsibility for overall strategy and execution.

•                  Serving on the Executive Board are:

•                  VNU’s Rob van den Bergh, who will continue as Chairman and CEO of the Executive Board

•                  Dave Carlucci, who will be Deputy CEO and Chief Operating Officer

•                  Rob Ruijter, VNU’s current CFO, who will continue as Chief Financial Officer; and

•                  Nancy Cooper, who will become Chief Transformation Officer

•                                          The Executive Board will report to a Supervisory Board, which will consist of 10 directors – six from the current VNU Board, and four from IMS’s current Board of Directors, including David Thomas.

New Corporate Structure

•                  Until the merger closes, the current businesses of VNU and IMS will continue to operate as distinct units.

•                  However, during the next six months, under Nancy Cooper’s leadership, integration teams will explore opportunities for cross-selling and joint consulting and services engagements, as well as ways to apply common business processes and go-to-market strategies.

•                  After the deal closes, IMS will continue to maintain its focus on the healthcare industry.  That’s because this merger is additive: we’re not changing who we are or what we do.  For most of our people, after the merger their business lives will be the same.

•                  But we will be part of a much larger company, with broader opportunities for career development – and new career paths.

•                  And in everything we do, we’ll be able to draw on a much larger base of assets and expertise to help us do an even better job.

•                  There will be no change in compensation and benefits between now and when the transaction closes. We will keep employees informed every step of the way.

Summary

•                  To sum up, the merger of IMS and VNU will join two strong companies to create a new, combined entity that is even stronger – and has an even greater potential for growth.

•                  We will be one of the largest market intelligence companies in the world, with much more to offer customers together than we could ever offer them as separate organizations.

•                  And for IMS people, more career paths and more possibilities will be opened.

•                  I’m enthusiastic about our new future, and I trust that you share that enthusiasm.

•                  As we move ahead, we’ll be communicating frequently to keep you up to date on developments – in meetings like this and through other communications programs. We’ve set up a joint employee website with more details on the merger, which will be updated regularly.

•                  [VIEW ANNOUNCEMENT VIDEO IF TOWN HALL WEBCAST IS NOT AVAILABLE … Before I get to your questions, let’s watch a brief video of CEOs Dave Carlucci and Rob van den Bergh sharing their perspective on this opportunity.]

•                  [IF TOWN HALL WEBCAST AVAILABLE – WILL BE POSTED TO JOINT MANAGER WEBSITE AFTER JULY 12 … Before I get to your questions, let’s watch a webcast of the London Town Hall session hosted by Dave Carlucci and Rob van den Bergh on July 12.

•                  This will give you additional information about the merger and our future as we become part of a larger, more diverse global company.]

•                  Now, I’ll be happy to answer your questions.

About IMS Health Incorporated

IMS Health Incorporated (“IMS”) provides sales management and market research information services to the pharmaceutical and healthcare industries worldwide. IMS provides information services covering more than 100 countries and maintains offices in 76 countries on six continents, with approximately 64% of total 2004 IMS revenue generated outside the United States.  IMS is listed on the New York Stock Exchange (NYSE: RX).  Additional information is available at http://www.imshealth.com.

About VNU N.V.

VNU N.V. (“VNU”) is a global information and media company with leading market positions and recognized brands.  VNU is active in more than 100 countries, with its headquarters located in Haarlem, The Netherlands and New York, USA.  In 2004, total revenues amounted to EUR 3.8 billion.  VNU is listed on the Euronext Amsterdam stock exchange (ASE: VNU), and VNU is part of the AEX Index of leading Netherlands-based stocks.  Additional information is available at http://www.vnu.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

This document contains certain forward-looking information about IMS Health Incorporated (“IMS”), VNU N.V. (“VNU”) and the combined company after completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of IMS and VNU, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to: the failure of stockholders to approve the transaction; the risk that the businesses will not be integrated successfully or that doing so will be costly or result in significant charges; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the results of the reconciliation of IMS’ financial statements into IFRS and the results of the reconciliation of VNU’s results into U.S. GAAP; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the risk that VNU is not able to maintain its status as a foreign private issuer; risks associated with operating on a global basis, including fluctuations in the value of foreign currencies relative to the U.S. dollar, and the ability to successfully hedge such risks; to the extent the companies seek growth through acquisition, the ability of the companies to complete development of or to develop new or advanced technologies and systems for their businesses on a cost-effective basis; the ability to successfully achieve estimated effective tax rates and corporate overhead levels; competition, particularly in the markets for pharmaceutical information and audience measurement services; regulatory and legislative initiatives, particularly in the area of privacy; the outcome of pending legal and regulatory proceedings; leverage and debt service (including sensitivity to fluctuations in interest rates); compliance with covenants in loan agreements; the ability to obtain future financing on satisfactory terms; deterioration in economic conditions, particularly in the pharmaceutical, healthcare, media, information technology or other industries in which customers operate; and conditions in the securities markets which may affect the value or liquidity of portfolio investments.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither IMS nor VNU undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in IMS’ various reports with the Securities and Exchange Commission (“SEC”), including but not limited to IMS’ Annual Report on Form 10-K for the year ended December 31, 2004 and IMS’ Quarterly Reports on Form 10-Q for the quarterly period ending March 31, 2005, and VNU’s Annual Report for the year ended December 31, 2004, which is available at the SEC’s Internet site (http://www.sec.gov).

Additional Information and Where to Find It

This document may be deemed to be solicitation material in respect of the proposed merger of IMS and VNU. In connection with the proposed transaction, VNU and IMS will file a registration statement on Form F-4, including the preliminary joint proxy statement/prospectus constituting a part thereof, with the SEC. VNU and IMS will file a definitive registration statement, including a definitive joint proxy statement/prospectus constituting a part thereof, and other documents with the SEC. SHAREHOLDERS OF IMS AND VNU ARE ENCOURAGED TO READ THE DEFINITIVE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to stockholders of IMS and VNU. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from IMS’ Investor Relations at 1499 Post Road, Fairfield, CT, 06824 or from VNU’s Investor Relations at Ceylonpoort 5-25, 2037 AA Haarlem, The Netherlands.

Participants in Solicitation

IMS, VNU and their directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding IMS’ participants is set forth in the proxy statement, dated March 23, 2005, for IMS’ 2005 annual meeting of stockholders as filed with the SEC on Schedule 14A. Information regarding VNU’s participants is set forth in VNU’s Annual Report for the year ended December 31, 2004.  Additional information regarding the interests of IMS’ and VNU’s participants in the solicitation of proxies in respect of the proposed transaction is included in the registration statement and joint proxy statement/prospectus filed with the SEC.

Regulation G Legend

This presentation may contain certain non-GAAP financial measures. Reconciliations between certain non-GAAP financial measures and the GAAP financial measures will be made available in the joint proxy statement/prospectus.  VNU figures have been prepared in accordance with Dutch GAAP and IFRS.  IMS figures are prepared in accordance with U.S. GAAP.  All pro forma consolidated financial information has been prepared by aggregating financial information based on these differing accounting standards and might be materially different if IMS figures were presented in accordance with Dutch GAAP or IFRS or if VNU figures were presented in accordance with U.S. GAAP.   The definitive registration statement, including the definitive joint proxy statement/prospectus, may include adjustments to the financial statements of VNU to reflect differences between U.S. and Dutch GAAP and between the U.S. and Dutch approaches to financial statement presentation.